3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750

John M. Ford
direct dial: 215.981.4009
direct fax: 215.981.4750
fordjm@pepperlaw.com

November 24, 2015

Via EDGAR Correspondence

Division of Investment Management Office of Disclosure and Review U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Kathy Churko

Re:	The Herzfeld Caribbean Basin Fund, Inc.
1940 Act File No. 811-06445 and
1933 Act File No. 333-202213

Dear Ms. Churko:

On behalf of The Herzfeld Caribbean Basin Fund, Inc. (“Fund”), this letter is being filed with the U.S. Securities and Exchange Commission (“Commission”) via EDGAR Correspondence to respond to oral comments provided by you on October 27, 2015 in connection with the Commission staff’s (“Staff”) review of the annual report (“Form N-CSR”) of the Fund as of June 30, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

The Fund appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Fund’s annual report in italicized text followed by the Fund’s response to each comment.

*            *            *

1.
The Geographic Allocation table on page 8 indicates that 53.97% of the Fund’s investments were in the U.S. Please confirm that the Fund invests at least 80% of its total assets in equity and equity-linked securities of “Caribbean Basin Companies,” as defined in the Fund’s prospectus.

Response: The Fund confirms that its holdings as disclosed in Form N-CSR meet such criteria. The Fund’s prospectus defines “Caribbean Basin Companies” as “companies, including U.S.-based companies, (i) whose securities are traded principally on a stock exchange in a Caribbean Basin Country, (ii) that have at least 50% of the value of their assets in a Caribbean Basin Country or (iii) that derive at least 50% of their total revenue from a Caribbean Basin Country.” The Fund’s prospectus further defines a “Caribbean Basin Country” as including, “among others, Cuba, Jamaica, Trinidad and Tobago, the Bahamas, the Dominican Republic, Barbados, Aruba, Haiti, the former Netherlands Antilles, the Commonwealth of Puerto Rico, Mexico, Honduras, Guatemala, Belize, Costa Rica, Panama, Colombia, the United States and Venezuela.”

	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
November 24, 2015

2.
The Statement of Assets and Liabilities includes a line item for “Accrued investment advisor fee (Note 4)” in the amount of $153,986. Note 4 indicates that the fee is charged monthly. The amount of the payable appears to exceed the amount expected to be accrued for a single month. Please discuss the advisory fee accrual and payment process and indicate when the payable disclosed in the Statement of Assets and Liabilities was satisfied.

Response: The fee is currently being accrued monthly and paid quarterly. The accrued investment adviser fee of $153,986 represents a payable to the Fund’s investment adviser for the three month period ended June 30, 2015. The accrued expense was satisfied in full on July 2, 2015.

3.
The Statement of Assets and Liabilities includes a line item for “Other payables.” Please confirm that this does not include amounts payable to the Fund’s officers and directors, which should be stated separately per Item 6.04 for Reg. S-X.

Response: Confirmed. “Other payables” does not include amounts payable to the Fund’s officers and directors.

4.
The chart contained in Note 2 with respect to Security Valuation should be revised in future reports to include a meaningful classification of the securities within each valuation input hierarchy, such as equity securities by industry sector, geographical region or other appropriate classification.

Response: Subsequent reports to shareholders will address the Staff’s comment.

5.
With respect to the chart contained in Note 2 describing qualitative information about Level 3 Fair Value Measurements, please discuss (i) the reason for presenting “Selected Value” rather than “Weighted Average Value” information in the final column of the table; and (ii) the methodology on which the 20% discount for lack of liquidity was selected based on the disclosed range of 1%-20%.

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
November 24, 2015

Response: With respect to the first line item in the chart, Selected Value was used rather than Average Weighted Value (“AWV”), because of the inability to determine AWV due to limited transparency of the issuer and lack of timely reporting regarding the amount and price of private market offerings and transactions made by the issuer. With respect to the second line item, the Selected Value was based on a liquidity discount applied to a precedent market price and therefore AWV was not used. The liquidity discount was determined by the Fund’s Board based on the recommendation of the Fund’s investment adviser. The investment adviser recommended a discount based on a number of factors after the Fund was informed that the security was not trading on its primary market and no bid price was available. The investment adviser initially recommended, and the Board approved, a liquidity discount in 2014; however, as the security continued to trade thinly and sporadically, and there remained a lack of information from the issuer or its primary exchange, it was determined to apply a larger liquidity discount. The Fund’s investment adviser monitors the security and the Board reviews and ratifies the investment adviser’s pricing recommendation at each of its quarterly meeting.

6.
The table of Directors and Officers of the Fund on page 28 does not disclose in the “Principal Occupation(s) During Past 5 Years” column that Ms. Gondor served as Secretary and Treasurer of the Fund during prior periods.

Response: Ms. Gondor’s prior service as Secretary and Treasurer of the Fund were not her principal occupation during the period. As such, those positions are not included in the table. We note that the table does include a footnote indicating that Ms. Gondor previously served as an officer of the Fund.

*            *            *

We hope that this response addresses the Staff’s comments. This letter incorporates by reference the “Tandy Letter” signed by an officer of the Fund and attached hereto as Exhibit A.

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
November 24, 2015

If you have any further questions, please contact the undersigned at 215.981.4009.

Sincerely,
/s/ John M. Ford
John M. Ford
Partner

cc:	Mr. Thomas J. Herzfeld, President of The Herzfeld Caribbean Basin Fund, Inc.
Ms. Reanna J.M. Lee, Treasurer of The Herzfeld Caribbean Basin Fund, Inc.

EXHIBIT A

The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue
Suite 504
 Miami Beach, FL 33139
November 24, 2015

Division of Investment Management Office of Disclosure and Review U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Kathy Churko

Re:	The Herzfeld Caribbean Basin Fund, Inc.
1940 Act File No. 811-06445
1933 Act File No. 333-202213

Dear Ms. Churko:

In connection with the The Herzfeld Caribbean Basin Fund, Inc.’s (the “Fund) response to oral comments provided by you on October 27, 2015 in connection with the Commission staff’s (“Staff”) review of the annual report of the Fund as of June 30, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Fund may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, of Pepper Hamilton LLP, counsel to the Fund at 215.981.4009.

Very truly yours,
/s/ Thomas J. Herzfeld
Mr. Thomas J. Herzfeld
President of The Herzfeld Caribbean Basin Fund, Inc.

cc:	Ms. Reanna J.M. Lee, Treasurer of The Herzfeld Caribbean Basin Fund, Inc.
John M. Ford, Esq.